Exhibit 99.1

Locafy Regains Compliance With Nasdaq Stockholders’ Equity Requirement

PERTH, Australia – December 20, 2023 – Locafy Limited (Nasdaq: LCFY, LCFYW) (“Locafy” or the “Company”), received a notice (the “Notice”) on December 18, 2023, from the Nasdaq Office of General Counsel of the Nasdaq Stock Market LLC (“Nasdaq”),that the Nasdaq Hearings Panel (the “Panel”) has determined that the Company had regained compliance with Nasdaq Listing Rule 5550(b)(1) as related to the minimum stockholders’ equity requirement of $2,500,000 (the “Stockholders’ Equity Requirement”) for continued listing on Nasdaq on October 31, 2023. Additionally, pursuant to the Notice and Nasdaq Listing Rule 5818(d)(4)(B), the Company will be subject to a mandatory panel monitor for a period of one year from October 31, 2023.

As previously reported, on March 31, 2022, the Company received a Notice from Nasdaq informing it that it was not in compliance with the Stockholders’ Equity Requirement, and in August 2023, the Company was granted an exception to the Stockholders’ Equity Requirement by the Panel, subject to certain conditions, including that the Company file an Annual Report on Form 20-F for the year ended June 30, 2023, by October 31, 2023, demonstrating compliance with the Stockholders’ Equity Requirement, which such Annual Report was filed on October 11, 2023.

For more information, please visit the Company’s investor relations website at investor.locafy.com.

About Locafy

Locafy (Nasdaq: LCFY, LCFYW) is a globally recognized software-as-a-service technology company specializing in local search engine marketing. Founded in 2009, Locafy’s mission is to revolutionize the US$700 billion SEO sector. We help businesses and brands increase search engine relevance and prominence in a specific proximity using a fast, easy, and automated approach. For more information, please visit www.locafy.com.

Forward-Looking Statements

This press release contains “forward-looking statements” that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “subject to”, “believe,” “anticipate,” “plan,” “expect,” “intend,” “estimate,” “project,” “may,” “will,” “should,” “would,” “could,” “can,” the negatives thereof, variations thereon and similar expressions, or by discussions of strategy, although not all forward-looking statements contain these words. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, they do involve assumptions, risks, and uncertainties, and these expectations may prove to be incorrect. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

Investor Relations Contact

Tom Colton or Chris Adusei-Poku

Gateway Group

(949) 574-3860

LCFY@gateway-grp.com